November 15, 2006 NR-06-32

Energy Metals Corporation and High Plains Uranium, Inc.
Sign Definitive Agreement for Business Combination and Sign Joint
Venture Option Agreements; Provide Business Combination Update

Vancouver, British Columbia and Cheyenne, Wyoming, November 15, 2006 - Energy Metals Corporation (TSX:EMC) ("EMC") and High Plains Uranium, Inc. (TSX:HPU) ("High Plains") are pleased to report that the companies have signed a definitive agreement relating to the business combination of the two companies as well as two joint venture option agreements relating to uranium projects in the Gas Hills and North Platte areas of the State of Wyoming.

The terms of the business combination and joint venture option agreements remain essentially unchanged from the letter of intent announced on August 15, 2006. As previously announced, the business combination will occur by way of a share exchange at a deemed value of C$1.15 per High Plains common share, provided that the number of High Plains common shares to be exchanged for each EMC common share shall not be less than 4.5 or greater than 6.2 High Plains common shares. For purposes of calculating the share exchange ratio, EMC’s common shares will be attributed a value equal to the volume-weighted average trading price on the 20 trading days prior to the close of the business combination.

The joint venture option agreements relate to uranium properties in the Gas Hills and North Platte areas of Wyoming. EMC may exercise its option by: (i) for the six-month period following August 14, 2006, making all Federal claim filing fees in respect of the two properties; and (ii) for the 30-month period thereafter, spending $2,000,000 for exploration and development of each property or, in the alternative, paying all or a portion of that amount to High Plains. Upon EMC completing all of its obligations relative to a property, EMC and High Plains will enter into a joint venture agreement, under terms already negotiated, resulting in EMC having a 51% interest and High Plains having a 49% interest in that property. In addition, EMC will contribute to such joint venture(s) interests it controls in certain pre-determined adjacent properties to the joint venture property(s) as well as pre-determined data relative to those property(s).

Since the LOI was signed in mid-August, both companies have made significant progress towards their common goal of becoming uranium producers. EMC has continued developing their La Palangana deposit and the Hobson uranium production facility, both in south Texas. Four drills are currently turning on the 6,300 acre property. EMC also began drilling its Nine Mile Project in the Powder River Basin, Wyoming. EMC has also obtained a National Instrument 43-101 compliant technical report on the JAB Uranium Project located in the northern portion of the Great Divide Basin in Wyoming. High Plains has continued drilling, base line data gathering and hydrological work on the Allemand Ross project in Wyoming. In addition, a key lease has been signed in the North Platte area such that the combined property interests of EMC and High Plains in the area represent over 80% of the known mineralized area, with negotiations ongoing to lease the remaining surface rights.

High Plains is currently preparing a circular for distribution to its securityholders in respect of a special meeting to approve the business combination. While exact dates remain to be determined, it is expected that the circular will be mailed to securityholders by early December.

A meeting date is expected to be announced shortly, and will replace the previously announced meeting date of November 30, 2006.

High Plains is also pleased to announce that it has settled payment terms of an M&A advisory agreement with Casimir Capital LP. As part of the settlement, High Plains will be issuing, prior to the business combination and subject to regulatory approval, 3,100,000 warrants of High Plains, each warrant exercisable into a common share of High Plains for a period of 12 months, at an exercise price of CAD$1.39. Additional cash consideration of USD$500,000 will be paid by High Plains to Casimir on closing of the business combination with EMC. The payment to Casimir relates to a transaction fee in connection with the business combination with EMC.

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Energy Metals Corporation

Energy Metals Corporation is a TSX listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

High Plains Uranium, Inc.

High Plains Uranium, Inc. is a TSX-listed Canadian company engaged in the acquisition and exploration of previously explored uranium properties, focusing on the States of Wyoming and Texas. Its goal is to become a uranium producer at the earliest possible opportunity utilizing in-situ leach mining technology. Since its establishment, High Plains has been assembling a seasoned management team to identify, acquire and cultivate strategic acquisitions.

Notes:
Forward Looking Statements: This news release contains forward-looking statements; these statements relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Energy Metals and High Plains. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in this news release. Such forward looking statements include statements regarding the ability of High Plains or Energy Metals to commence uranium extraction on a commercial level and the ability to commence uranium processing operations. There are a number of risks associated with achieving uranium extraction and production, as described in each companies public filings with securities regulators. Such risks may cause actual results to differ from forward looking statements contained in this press release. These forward-looking statements are made as of the date hereof and Energy Metals and High Plains do not assume any obligation to update or revise them to reflect new events or circumstances. In the case of Energy Metals, forward looking statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

For further information contact:

Paul Matysek, CEO and President Energy Metals Corporation Tel: (604) 684–9007 Email: pm@energymetalscorp.com	Thomas Parker, CEO and President High Plains Uranium, Inc. Tel: (307) 433–8708 Email: tparker@hpur.com
Bill Sheriff, Director and Executive Vice President Energy Metals Corporation Tel: (972) 333–2214 Email: wms@energymetalscorp.com	Bobby Cooper, Chairman High Plains Uranium, Inc. Tel: (307) 433-8708